FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of June 2003

PFEIFFER VACUUM TECHNOLOGY AG
(Translation of registrant’s name into English)

Berliner Strasse 43
D-35614 Asslar
Federal Republic of Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

PFEIFFER VACUUM TECHNOLOGY AG
CONSOLIDATED STATEMENT OF INCOME
(in thousands other than per share amounts)
(unaudited)

	Three months ended June 30,		Six months ended June 30,

	2003	2002	2003	2002

	€	€	€	€
Net sales	31,499	36,496	66,637	73,497
Cost of sales	(18,454)	(20,144)	(38,371)	(40,373)

Gross profit	13,045	16,352	28,266	33,124
Selling and marketing expenses	(5,037)	(5,929)	(10,356)	(11,349)
General and administrative expenses	(3,165)	(2,545)	(6,267)	(5,682)
Research and development expenses	(2,447)	(2,551)	(4,806)	(5,043)
Depreciation	(1,048)	(1,183)	(2,097)	(2,356)

Operating profit	1,348	4,144	4,740	8,694
Interest expense	(90)	(106)	(200)	(225)
Interest income	433	459	850	897
Foreign exchange gain (loss)	915	(151)	1,410	(201)

Income before taxes	2,606	4,346	6,800	9,165
Income taxes	(1,728)	(1,695)	(3,196)	(3,574)

Net income	878	2,651	3,604	5,591

Net income per ordinary share and ADR (in €):
Basic	0.10	0.30	0.41	0.64

Diluted	0.10	0.30	0.41	0.64

See notes to the consolidated financial statements.

PFEIFFER VACUUM TECHNOLOGY AG
CONSOLIDATED BALANCE SHEETS
(in thousands, unaudited)

	June 30,	December 31,
	2003	2002

	€	€
ASSETS
Cash and cash equivalents	68,092	72,264
Trade accounts receivable — net	18,033	21,937
Other accounts receivable	1,531	3,164
Inventories — net	22,380	22,403
Prepaid expenses	484	562
Deferred tax assets — net	808	775
Other current assets	632	713

TOTAL CURRENT ASSETS	111,960	121,818
Property, plant and equipment — net	26,745	28,434
Deferred tax assets — net	2,627	2,731
Goodwill	1,037	1,037
Other assets	1,602	1,476

TOTAL LONG-TERM ASSETS	32,011	33,678
TOTAL ASSETS	143,971	155,496

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current portion of long-term debt	—	1,291
Trade accounts payable	7,969	5,752
Accrued other liabilities	7,903	9,188
Income tax liabilities	2,283	2,317
Customer deposits	796	1,938

TOTAL CURRENT LIABILITIES	18,951	20,486
Long-term debt	—	7,746
Convertible bonds	947	1,011
Accrued pension	35,093	33,615
Minority interests	130	130

TOTAL LONG-TERM LIABILITIES	36,170	42,502
SHAREHOLDERS’ EQUITY
Share capital (8,754,974 shares authorized, issued and outstanding at June 30, 2003 and 8,790,600 at December 31, 2002, respectively)	22,504	22,504
Additional paid-in-capital	2,821	2,821
Treasury stock	(805)	—
Retained earnings	64,571	65,870
Accumulated other comprehensive income (loss)	(241)	1,313

TOTAL SHAREHOLDERS’ EQUITY	88,850	92,508

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	143,971	155,496

See accompanying notes to consolidated financial statements.

PFEIFFER VACUUM TECHNOLOGY AG
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(in thousands, unaudited)

				Accumulated other
				comprehensive income (loss)

		Additional		Minimum	Cumulative	Unrealized	Share	Total
	Share	paid-in	Retained	pension	translation	gain/(loss)	buy back	shareholders’
	capital	capital	earnings	liability	adjustment	on hedges	Program	equity

	€	€	€	€	€	€	€	€
Balance at January 1, 2001	22,065	2,184	38,706	(19)	3,540	631	—	67,107
Dividends paid			(4,319)					(4,319)
Bonds converted	439	637						1,076
Net income			18,871					18,871
Components of other comprehensive income (loss)				19	1,088	(440)		667

Comprehensive income								19,538

Balance at December 31, 2001	22,504	2,821	53,258	—	4,628	191	—	83,402
Dividends paid			(4,923)					(4,923)
Net income			17,535					17,535
Components of other comprehensive income (loss)				(656)	(3,068)	218		(3,506)

Comprehensive income								14,029

Balance at December 31, 2002	22,504	2,821	65,870	(656)	1,560	409	—	92,508
Dividends paid			(4,903)					(4,903)
Share buy back							(805)	(805)
Net income six months of 2003			3,604					3,604
Components of other comprehensive income (loss)				—	(1,521)	(33)		(1,554)

Comprehensive income								2,050

Balance at June 30, 2003	22,504	2,821	64,571	(656)	39	376	(805)	88,850

See accompanying notes to consolidated financial statements.

PFEIFFER VACUUM TECHNOLOGY AG
CONSOLIDATED STATEMENT OF CASH FLOWS
(in thousands, unaudited)

	Six months ended June 30,

	2003	2002

	€	€
Cash flow from operating activities:
Net income	3,604	5,591
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	2,097	2,356
Gain on disposal of fixed assets	(71)	(15)
Provision for doubtful accounts	457	400
Effects of changes in assets and liabilities:
Trade accounts receivable	3,447	2,236
Other accounts receivable	1,633	(1,148)
Inventories	23	(1,210)
Prepaid expenses	78	223
Other short-term assets	48	(752)
Other long-term assets	(73)	282
Accrued pension liabilities	1,478	1,422
Accounts payable trade	2,217	(998)
Income tax liabilities	(34)	(2,235)
Accrued other liabilities	(1,285)	22
Customer deposits	(1,142)	(263)

Net cash provided by operating activities	12,477	5,911

Cash flow from investing activities:
Proceeds from disposal of fixed assets	136	100
Capital expenditures	(473)	(1,484)
Acquisition of business assets	—	(2,403)

Net cash used in investing activities	(337)	(3,787)

Cash flow from financing activities:
Dividend payment	(4,903)	(4,923)
Repayment of loan	(9,037)	(645)
Share buy back	(805)	—
Bonds payable converted (repayments)	(13)	—

Net cash used in financing activities	(14,758)	(5,568)
Foreign currency translation and other comprehensive income adjustments	(1,554)	(686)

Net decrease in cash and cash equivalents	(4,172)	(4,130)
Cash and cash equivalents at beginning of year	72,264	65,035

Cash and cash equivalents at end of period	68,092	60,905

Non-cash transactions:
Repayments of convertible bonds and employee loans	51	25

See notes to the consolidated financial statements.

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

June 30, 2003

Basis of Presentation

     The accompanying unaudited consolidated financial statements of Pfeiffer Vacuum Technology AG and its subsidiaries (herein called “the Company”) have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of financial position and results of operations have been included. Operating results for the three and six month periods ended June 30, 2003 are not necessarily indicative of the results that may be expected for the year ended December 31, 2003. All amounts in the accompanying unaudited consolidated financial statements are presented in euros (“€”). For further information, refer to the consolidated financial statements and footnotes thereto included in the Pfeiffer Vacuum Technology AG annual report on Form 20-F for the year ended December 31, 2002.

Business Overview

     The Company develops, manufactures, sells and services a broad range of turbomolecular pumps, backing pumps, such as rotary vane, Roots and dry pumps, complete pumping stations, as well as customized vacuum systems. Its product portfolio also includes digital pressure gauges, complementary vacuum components and vacuum instruments, as well as components and systems for the production of prerecorded and rewritable DVDs.

     Pfeiffer possesses a global sales and service network, comprising its own sales offices, subsidiaries and exclusive marketing agents. Moreover, there are also service support points in all major industrial locations throughout the world. The Company’s primary markets are located in Europe, the United States and Asia.

Listing

     Since July 16, 1996 the Company’s American Depositary Receipts, each representing one Ordinary Share, are listed on the New York Stock Exchange and trade under the symbol PV. The depository for the ADRs was until March 12, 2002 the Bank of New York, since March 13, 2002 it is the Deutsche Bank Trust Company Americas in New York. The ADRs also trade on the Berliner Freiverkehr, the Stuttgart Freiverkehr, the Frankfurt Freiverkehr, the Düsseldorf Freiverkehr and the Hamburg Freiverkehr in Germany.

     The Company’s Ordinary Shares have been listed and principally traded on the Neuer Markt of the Frankfurt Stock Exchange since April 15, 1998. The Neuer Markt is a segment of Deutsche Börse AG. On July 1, 1999 the Neuer Markt introduced the “NEMAX 50” index, which contains fifty selected companies from the Neuer Markt. The shares of Pfeiffer Vacuum Technology AG have been included in this index since its introduction.

     Deutsche Börse reorganized the stock exchange segments in 2003 and differenciated it by a “General Standard” and a “Prime Standard.” The General Standard is subject to the requirements prescribed under German law; the Prime Standard additionally includes internationally customary transparency requirements (quarterly reporting, IAS or U.S. GAAP international accounting standards, presentation of a corporate calendar, at least one analyst conference per year, as well as ad-hoc press releases in German and English). The Deutsche Börse AG confirmed the Company’s inclusion in the Prime Standard beginning January 1, 2003.

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

     In 2003, Deutsche Börse additionally introduced a new index system that was specifically tailored to the needs of investors. As of March 24, 2003 the Company belongs to the newly created TecDax Index, which includes the 30 most important technology companies. It is anticipated that the NEMAX 50 Index will continue to be calculated in parallel until year-end 2004 in order to assure the continuity of financial instruments issued on this basis.

     All ordinary shares have been issued in bearer form.

New U.S. Legislation

     As a result of the Company’s listing at New York Stock Exchange, it is subject not only to the provisions of German law (corporation, codetermination and capital market legislation) and of its own Articles of Association but also to the licensing requirements of the New York Stock Exchange. American capital market legislation — specifically the Sarbanes-Oxley Act and the rules and regulations of the Securities and Exchange Commission (SEC) — also apply to Pfeiffer.

     The Company established in March 2003 an Audit Committee. The following individuals are members of the Audit Committee:

Götz Timmerbeil, Gummersbach, Certified Public Accountant and Tax Consultant
(Chairman and Financial Expert),
Dr. Michael Oltmanns, Frankfurt/M., Lawyer and Tax Consultant
Dr. Michael Anderson, New York, Managing Director

     All members of the Audit Commitee are members of the Company’s Supervisory Board. The Company did not enter into any other service contract with the members of the Audit Committee.

Controls and Procedures

     On February 26, 2002, a German government commission adopted the “German Corporate Governance Code” (“DCGK”). The corresponding legislation went into force on July 26, 2002. The DCGK governs the publication of annual and quarterly reports, defines the Management Board’s information and reporting obligations to the Supervisory Board and governs the formation of audit committees dealing with accounting, risk management, the issuance of auditing commissions to independent auditors, conflicts of interest of Supervisory Board members and other matters. The Company has incorporated the recommendations of the Corporate Governance Code into its corporate strategy. More detailed information about DCGK is published on the Company’s internet-homepage (www: pfeiffer-vacuum.de).

     The Company has a risk management system in place that enables existing risks to be identified and correctly treated early on. Methods of avoiding, reducing and securing risks are developed and implemented. The risk early warning system is regularly reviewed for its fundamental suitability for identifying developments that could endanger the continued existence of the Company. The Company’s risk coordinator is responsible for compiling timely risk reports and forwarding them to the risk committee, comprising the Management Board, department heads and the risk coordinator. The risk coordinator is also responsible for monitoring the adopted measures. The respective department heads bear the responsibility for instituted measures. The department heads are required to comment on risk development on a quarterly basis.

     In 2002, the Company’s Reporting Manual was revised and provided to the managements of the consolidated companies.

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

     All annual and quarterly reports are reviewed by the Company’s Management Board prior to publication. In accordance with German law, the members of the Management Board confirm through their signatures that, to the best of their knowledge and belief, all required information is contained therein and that they have no knowledge of any material irregularities that could negatively impact the Company’s operating or financial results. All annual and quarterly reports are also provided to all members of the Supervisory Board and the Audit Committee prior to publication. Furthermore, all members of the Supervisory Board receive comprehensive information about all material business transactions, the order situation and the results of all consolidated companies in the form of a detailed monthly reporting system.

Auditors

     In the annual general meeting of the Company the Supervisory Board proposed and the shareholders elected KPMG Deutsche Treuhandgesellschaft AG, Wirtschaftsprüfungsgesellschaft, located Frankfurt/M., to its auditing company for the year 2003.

Management Board

     Effective April 1, 2003, the Supervisory Board appointed Amandus Waterkamp, Rheinbreitbach/Germany as member of the Management Board, in accordance with the German Stock Corporation Law (Aktiengesetz) and the Articles of Association of the Company.

  A. Waterkamp is 50 years old and holds a Master degree in Telecommunication Engineering and a further Master degree in Business Administration and Finance. With an active career that spans more than 25 years, A. Waterkamp has held executive business functions with international responsibility at various German companies, most recently as the member of the management board responsible for finance, controlling and IT at an internationally operating corporate group. In addition to the customary responsibilities in finance and controlling — including cost and profitability control — A. Waterkamp enjoys a broad range of experience in the fields of equity investment management, corporate acquisitions and sales, risk management, internal auditing and information technology.

     Wilfried Glaum, member of the Management Board and Chief Financial Officer, retired end of June 2003. He served more than 31 years for the Company.

     Beginning July 1, 2003 Mr. Waterkamp assumed Mr. Glaum’s duties as Chief Financial Officer of Pfeiffer Vacuum Technology AG.

Adoption of New Accounting Rules

     In June 2001, the FASB issued Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations” (“SFAS No. 143”), which addresses the financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs.

     The provisions of this Statement are effective for the Company beginning June 2002. The adoption of this Statement did not have a material impact on the Company’s financial position or results of operations.

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

     SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”, was issued in July 2002. SFAS No. 146 replaces current accounting literature and requires the recognition of costs associated with exit or disposal activities when they are incurred rather than at the date of commitment to an exit or disposal plan. The provisions of the Statement are effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of this statement did not have a material effect on the Company’s financial position or results of operations.

Inventories

     Inventories consist of the following:

	June 30,	December 31,
	2003	2002

	(€ in thousands)
Raw materials	7,935	7,078
Work-in-process	10,079	10,018
Finished products	9,544	10,501
Reserves	(5,178)	(5,194)

Total inventories — net	22,380	22,403

     The total inventories are flat to the prior year’s amount. An increase in the raw materials was offset by decreased finished products.

Stock-Based Compensation — Convertible Bonds

     SFAS No. 148, “Accounting for Stock-Based Compensation, Transition and Disclosure”, was issued on December 31, 2002. Statement 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation”, to provide alternative methods of transition to Statement 123’s fair-value method of accounting for stock-based employee compensation. Statement 148 also amends the disclosure provisions of Statement 123 and APB Opinion No. 28, “Interim Financial Reporting”. Statement 148’s amendment of the transition and annual disclosure requirements of Statement 123 are effective for fiscal years ending after December 15, 2002, with earlier application permitted. The adoption of SFAS No. 148 did not have any impact on the Company’s financial position or results of operations.

     As permitted under SFAS 123, “Accounting for Stock-Based Compensation”, the Company applies the intrinsic value-based method in accordance with APB 25 for its employee convertible bonds stock-based compensation plans. Under APB 25, the Company records no expenses relating to the convertible bonds since the conversion price is equal to or greater than the market price of the Company’s ordinary share on the date of grant.

Employee Participation Program, Term: 2000 through 2005

     Within the scope of an employee participation program, in July 2000 the Company issued 4,400 convertible bonds valued at € 0.6 million at an issue price of 100% to members of management and salaried employees of the Company and its subsidiaries in Germany and other countries. The conversion feature entitles the bearer to convert each bond into 50 non-par value shares of the Company.

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

     The conversion price is based upon 110% of the average closing price on the Frankfurt Stock exchange for the last ten trading days prior to the resolution by the Management Board to issue the convertible bonds. Accordingly, the conversion price for the July 2000 issue was set at € 48.03 per share and includes the bond par value per equivalent share of € 2.56. There were 160,000 option shares, related to convertible bonds for the 2000 issue, outstanding at June 30, 2003. Fair value at the date of grant was € 10.64 per common share option.

     Beginning in July 2002, each holder of convertible bonds can convert up to 30% of such bonds to common stock, in July 2003 up to 60% and in July 2004 up to 100%. The final conversion date is December 9, 2005. Conversion is only possible during specific periods of time. The convertible bonds bear interest at 6% p.a. and are redeemable at par on December 10, 2005, unless previously converted. The bonds are to be returned at par upon termination of employment.

     Employees were given the opportunity to finance the purchase of the convertible bonds with interest-bearing employee loans. These loans are classified as other long-term assets in the balance sheet and are repayable upon conversion or return.

     As of June 30, 2003, employees had returned 1,200 of these convertible bonds having a par value of € 153,600 and correspondingly repaid the related employee loans.

Employee Participation Program, Term: 2002 through 2007

     Within the scope of a further employee participation program, in July 2002, the Company issued 4,600 convertible bonds valued at € 0.6 million at an issue price of 100% to members of management and salaried employees of the Company and its subsidiaries. The conversion feature entitles the bearer to convert each bond into 50 non-par shares of Company stock. The conversion price is based on 110% of the average closing price on the Frankfurt Stock Exchange for the last ten trading days prior to issuance. The conversion price for the July 2002 issue was set at € 42.86 per share and includes the bond par value per equivalent share of € 2.56. There were 210,000 option shares, related to the convertible bonds for the 2002 issue, outstanding at June 30, 2003. Fair value at the date of grant was € 10.35 per common share option.

     Each holder of convertible bonds can convert up to 30% of such bonds to common stock for the first time following the Annual Shareholders’ Meeting in 2004, up to 60% following the Annual Shareholders’ Meeting in 2005 and up to 100% following the Annual Shareholders’ Meeting in 2006. The final conversion date is December 9, 2007. Conversion is only possible during specific periods of time.

     The convertible bonds bear interest at 6% p.a. and are redeemable at par on December 10, 2007, unless previously converted. The bonds are to be returned at par upon termination of employment. Employees were given the opportunity to finance the purchase of the convertible bonds with an interest-bearing employee loan. These loans are classified as other long-term assets in the balance sheet and are repayable upon conversion or return.

     As of June 30, 2003, employees had returned 400 of these convertible bonds having a par value of € 51,200 and correspondingly repaid the related employee loans.

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

Accounting for Stock Based Compensation

     A summary of option shares related to the convertible bonds is as follows:

		Weighted
	Number of Shares	Average Exercise
	Outstanding	Price per Share

		€
Convertible shares outstanding January 1, 2002	220,000	48.03
Granted	230,000	42.86
Exercised	0	0
Forfeited	(55,000)	46.62

Convertible shares outstanding December 31, 2002	395,000	45.22
Granted	0	0
Exercised	0	0
Forfeited	(25,000)	47.00

Convertible shares outstanding June 30, 2003	370,000	45.10

     Shares exercisable at June 30, 2003 totaled 48,000.

     SFAS 123 requires disclosure of pro forma information regarding net income and earnings per share as if the Company had accounted for its stock-based compensation to employees using the fair value method.

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants in 2002 and 2000: Risk-free interest rates ranging from 4% to 5%; expected lives ranging from 4.5 to 6 years; expected dividend yield of 1% to 2%; and expected volatility ranging from 30% to 40%.

     For pro forma purposes, the estimated fair value of the Company’s stock-based awards is amortized over the vesting period. For the years 2003 and 2002, the fair value method did not materially impact net income or earnings per share.

Derivatives and Hedging Transactions

     Effective January 1, 1999, the Company adopted the provisions of SFAS No. 133 issued by the Financial Accounting Standards Board in accounting for its forward currency hedging activities as cash flow hedges. SFAS No. 133 requires the Company to recognize derivative financial instruments as either assets or liabilities at their fair values. Derivatives that are not hedges must be adjusted to fair value through current income. If the derivative is a hedge, depending on the nature of the hedge, changes in fair value are either offset against current income or recognized in accumulated other comprehensive income until the hedged item is recognized in earnings. Changes in the fair market value of the derivative transactions (hedging contracts) will continue to be recognized in the corresponding asset or liability items of the balance sheet until the forecasted transaction is recognized in earnings.

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

     The Company enters into foreign currency forward contracts to hedge the exposure of its forecasted sales to fluctuations in foreign currency exchange rates. These forward contracts are limited to currencies in which the Company has significant sales that are denominated in foreign currencies (primarily U.S. dollars and British pounds) and are designed to protect specifically against the impact of changes in exchange rates on these sales.

     The Company has assessed these contracts to be highly effective hedges of the impact of foreign exchange rate changes on its sales. The Company does not engage in speculative hedging for investment purposes. The maturities for all forward contracts are aligned with the date the sales are anticipated to occur. As of June 30, 2003 no contracts held by the Company had a maturity date greater than twelve months from the contract dates. The Company’s derivative contracts result in little to no ineffectiveness due to the nature of the foreign currency forward hedging activities.

     All of the Company’s contracts are marked to market at period end using quoted forward rates. The fair value recorded in other assets at June 30, 2003 was approximately € 616,000. As of June 30, 2003 the notional amount of the forward contracts was approximately € 10.0 million. All realized gains and losses upon settlement of foreign currency forward contracts are recorded in the income statement as foreign exchange gains/(losses). The Company performs ongoing credit evaluations of the parties to these contracts and enters into contracts only with well-established financial institutions.

Earnings per Ordinary and Diluted Share and ADR

     The following table sets forth the computation of basic and diluted earnings per share and ADR:

	Three months ended		Six months ended
	June 30,		June 30,

	2003	2002	2003	2002

Numerator:
Net income (in thousands €)	878	2,651	3,604	5,591
Denominator:
Denominator for basic earnings per share — weighted-average shares	8,772,928	8,790,600	8,781,764	8,790,600
Effect of dilutive securities:
Convertible bonds	—	—	—	—

Denominator for diluted earnings per share — adjusted weighted average shares and assumed conversions	8,772,928	8,790,600	8,781,764	8,790,600

Basic earnings per share and ADR (€)	0.10	0.30	0.41	0.64
Diluted earnings per share and ADR (€)	0.10	0.30	0.41	0.64

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

Share Ownership

     The following table shows (known to the Company) the number of Ordinary Shares, ADR and Convertible Bonds of the Company as of June 30, 2003 by all members of the Supervisory Board and the Management Board:

	Ordinary		Convertible
Members of the Supervisory Board	Shares	ADRs	Bonds

Dr. Michael Oltmanns	100	0	0
Michael J. Anderson	0	0	0
Prof. Dr. Klaus Jürgen Kügler	0	0	0
Götz Timmerbeil	0	0	0
Edgar Keller	0	0	0
Günter Schneider	80	0	0

	Ordinary		Convertible
Members of the Management Board	Shares	ADRs	Bonds

Wolfgang Dondorf	56,000	200	0
Amandus Waterkamp	0	0	0

Employees

     As of June 30, 2003 the Company employed 778 people, 584 of which are in Germany and 194 of which are in other countries.

Headcount	June 30,

	2003	2002	2003	2002

	Germany		Foreign Countries

Production	288	305	57	58
Research and Development	84	88	3	4
Selling and Marketing	46	55	98	107
Administration	166	172	36	35

Total	584	620	194	204

     The Company’s manpower dropped in 2003 by 5.6% primary due to fluctuation, like termination of temporary personnel contracts, reorganizations and retirements without hiring of new staff.

     Additionally, beginning January 2003 the Company introduced in its German factories a new flexible working hours model, to retain its qualified personal. The basis of the flexitime model is to decrease or increase the working time depending on the rate of capacity utilisation using the time spread of the whole year.

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

Goodwill

     The Company adopted the Statements of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” on accounting for goodwill and other intangible assets in the first quarter of 2002. During the end of the second quarter 2003, the Company performed the second of the required impairment tests of goodwill using the fair value based test; no impairment of goodwill resulted from this test.

Segment Information

     The Company evaluates the success and performance of its subsidiaries on the basis of their income before income tax. The accounting principles used in regional reporting are identical to those described in the Basis of Presentation.

     The Company’s business activities include the development, manufacture, sale and service of vacuum pumps, vacuum components and instruments, as well as vacuum systems and production equipment used in the manufacturing of DVDs. The subsidiaries in the individual countries are independent legal entities with their own management. Consequently, segment reporting is therefore country-based.

     Information concerning the Company’s geographic locations is summarized as follows:

	Three months ended		Six months ended
	June 30,		June 30,

	2003	2002	2003	2002

	(in thousands €)		(in thousands €)
Net Sales
Germany
Unaffiliated	14,415	16,074	30,349	31,237
Intercompany	8,759	12,356	19,966	23,589

	23,174	28,430	50,315	54,826
Europe excluding Germany	9,560	10,234	20,925	22,435
United States	7,200	9,398	14,616	18,649
Rest of World	718	1,163	1,549	1,774

	40,652	49,225	87,405	97,684
Intercompany eliminations	(9,153)	(12,729)	(20,768)	(24,187)

Total	31,499	36,496	66,637	73,497

Operating profit
Germany	160	3,068	2,273	5,983
Europe excluding Germany	472	425	1,142	1,028
United States	492	500	1,040	1,302
Rest of World	110	338	309	350

	1,234	4,331	4,764	8,663
Intercompany eliminations	114	(187)	(24)	31

Total	1,348	4,144	4,740	8,694

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

Income Tax Expense

     Under German corporate tax law, taxes on income are composed of corporate taxes, trade taxes and an additional surtax. The Company estimates its German statutory tax rate within the year 2003 at 39%.

     Effective January 1, 2002, a corporation and trade tax entity with corresponding profit and loss transfer agreements was established for the consolidated German companies. Additionally, the Company had a claim to a tax credit on distributed earnings in 2003 for the fiscal year 2002. In conformity to the German Tax Legislation this claim reduced the income tax expense and the income tax rate for the year 2002.

     On April 11, 2003 the German Tax Authorities passed a resolution — effective April 12, 2003 — regarding the refund of corporation tax credits resulting from distributed earnings to the shareholders. The Company’s dividend payment for the year 2002 (within 2003) is no longer eligible for tax relief. Subsequently, the Company’s rights of claim for the year 2002 are invalidated. The Company deleted the refund of the corporation tax for 2002 amounting to approximately € 0.9 million in 2003 and consequently the Company’s combined tax rate of the year 2003 is burdened with this amount and increased to approximately 47.0%. Additionally there is no claim for reimbursement of the corporation tax 2003 due to an eventually expected dividend payment for the year 2003 within 2004.

     Due to this new legislation the Company’s expected effective tax rate in Germany for years beginning 2004 will be approximately the statutory rate of 39.0%, only reduced by the benefits in consequence of the trade tax entity and the profit and loss transfer agreements in Germany.

     Beginning December 31, 2005 under the new tax legislation it is possible, to claim a partly reimbursement of the corporation tax depending on future dividend payments.

     The effective tax rate for the three month period ended June 30, 2002 was 39.0%.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Results of Operations

Three Months Ended June 30, 2003 Compared to Three Months Ended June 30, 2002
(Percentages calculated based on amounts in thousands €)

Net Sales

     The following table summarizes the Company’s net sales by geographical area:

	Three months ended

	June 30, 2003		June 30, 2002

	(in thousands €)%		(in thousands €)%
Net Sales
Germany	8,581	27.2	9,521	26.1
Europe excluding Germany	10,550	33.5	11,587	31.7
United States	7,225	22.9	9,335	25.6
Rest of World	5,143	16.4	6,053	16.6

Total	31,499	100.0	36,496	100.0

     Total net sales decreased by € 5.0 million, or 13.7%, from € 36.5 million in the three months ended June 30, 2002 to € 31.5 million in the three months ended June 30, 2003. The major part of this decrease amounting to € 2.1 million was recorded in the U.S. from € 9.3 million in the second quarter of 2002 to € 7.2 million in the second quarter of 2003. In consequence of the weakness of the U.S. dollar against the euro the Company’s net sales were adversely impacted by the effect of changes in these exchange rates. The exchange rate accounted for approximately € 1.7 million, or 34.0% of the total sales decrease in the three months ended June 30, 2003. In fact, the decrease of the Company’s net sales revenue in the U.S. was primarily due to exchange rate differences. Additionally the worldwide economic slow down led to decreased sales in the Company’s primary markets. In Europe including Germany the sales decreased by € 2.0 million in the current quarter.

     In most of the Company’s product groups sales droppings were accounted. Turbo pump sales decreased by € 0.7 million from € 13.5 million in the second quarter 2002 to € 12.8 million in the second quarter 2003. Sales in fore vacuum pumps decreased by € 0.7 million, sales in vacuum instruments and vacuum components decreased by € 1.1 million and sales in systems decreased by € 1.6 million. Additionally, in this quarter a decline in service revenue by € 0.9 million was recorded, contrary to the trend in prior periods.

     The Company was not able to withdraw the worldwide negative trends characterized by a slowdown in the economy, dropping sales and increasing or stagnating costs.

Order intake and Order backlog

     Orders received amounted to € 35.2 million in the three months ended June 30, 2003 and decreased by € 4.2 million, from € 39.4 million in the three months ended June 30, 2002. The main part of the decrease was recorded in turbo pumps (€ 3.8 million) and vacuum components and instruments (€ 1.9 million), partly offset by an increase of orders in vacuum systems (€ 1.9 million). The order intake was adversely effected by changes of the exchange rate of the U.S. dollar against the euro. This decrease accounted for € 1.7 million or 40.5% of the total decrease in orders received.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

     The Company’s backlog decreased from € 27.9 million in 2002 by € 4.0 million to € 23.9 million in 2003 and was also adversely impacted by € 0.6 million exchange rate differences due to the strong euro against the U.S. dollar.

     Contracts are included in backlog only if they represent firm orders and include firm shipping schedules. The backlog position at any particular time should not be construed to represent future levels of sales and orders generally.

Gross Profit

     Gross profit decreased by € 3.4 million or 20.2% from € 16.4 million in the three month period ended June 30, 2002 to € 13.0 million in the comparable period in 2003. The Company’s gross margin decreased from 44.8% in 2002 to 41.4% in 2003. An essential part of this decrease is due to negative exchange rate differences between the strong euro against the U.S. dollar and accounted for approximately € 1.4 million. Additionally the slightly declining in the plant utilization rate due to the weakening of the economy led to a lower gross profit.

Selling and Marketing Expenses

     Selling and marketing expenses decreased from € 5.9 million in the second quarter 2002 to € 5.0 million in the second quarter 2003. As a percentage of sales, selling and marketing expenses decreased from 16.3% to 16.0%. The manpower of the sales and marketing force decreased by 11.1% and led to a decrease in selling and marketing expenses.

General and Administrative Expenses

     General and administrative expenses amount to € 3.2 million in the three months ended June 30, 2003 and increased by € 0.7 million from
€ 2.5 million in the prior year’s period. As a percentage of sales, general and administrative expenses increased from 7.0% in 2002 to 10.1% in 2003. The general and administrative expenses in the second quarter 2003 turned back to the normal level. The Company payed within the second quarter 2002 employees profit sharings/benefits which were lower than the estimated and accrued amounts, due to its economic situation. The retransfer of the provisions led to a positive effect.

Research and Development

     Research and development expenses decreased from € 2.6 million in the second quarter of 2002 to € 2.4 million in the second quarter 2003. Due to the lower net sales revenue in 2003, the percentage of sales was 7.0% in 2002 and increased to 7.8% in 2003. Nevertheless, the Company depends to a significant extent on continuing technological advances in vacuum pump design and manufacturing and has invested in the needs of future markets, improving its market position and entering new markets. The Company has also been investing in products to be used in the manufacturing of prerecorded and rewritable DVDs (coating under vacuum). It expects research and development expenses in future will correspond to the current level, approximately. The Company expenses all research and development costs as they are incurred.

Operating Profit

     Operating profit decreased from € 4.1 million in the three months ended June 30, 2002 to € 1.3 million in the three months ended June 30, 2003. As a percentage of sales the operating profit decreased from 11.4% to 4.3%, primarily as the result of the factors discussed above.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

     The operating profit is also burdened with a negative effect of the exchange rate changes due to the strong euro against the U.S. dollar amounting to approximately € 1.0 million or 35.7% of the total decrease in operating profit.

Foreign exchange gain/loss

     The Company recorded in the second quarter 2002 exchange losses amounting to € 0.2 million and in the second quarter of 2003 foreign exchange gains amounting to € 0.9 million. According to U.S. GAAP unrealised exchange gains amounting to € 0.5 million are included in the three months period ended June 30, 2003, due to the strengthening of the euro against the U.S. dollar.

Income Tax Expense

     In the item “Income Tax Expense” (page 16) the Company defined the effects of the new German tax legislation.

     The claim of the tax reimbursement for the dividend payment to the shareholders for the year 2002, paid in June 2003, is invalidated. The Company has to expense an amount of approximately € 0.9 million corporation tax within the year 2003. Consequently, the effective tax rate of the second quarter of 2003 is burdened with this records and increased to 66.3%. The effective tax rate for the three month period ended June 30, 2002 was 39.0%.

Net income

     Net income decreased by € 1.8 million from € 2.7 million in the three months period ended June 30, 2002 to € 0.9 million in the current period, due to the factors discussed above.

     Net income per Ordinary Share and ADR was € 0.10 (basic) and € 0.10 (diluted) in the three months ended June 30, 2003 compared to € 0.30 (basic) as well as € 0.30 (diluted) in the three months ended June 30, 2002.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Six Months Ended June 30, 2003 Compared to Six Months Ended June 30, 2002
(Percentages calculated based on amounts in thousands €)

Net Sales

     The following table summarizes the Company’s net sales by geographical area:

	Six months ended

	June 30, 2003		June 30, 2002

	(in thousands €)%		(in thousands €)%
Net Sales
Germany	17,855	26.8	19,686	26.8
Europe excluding Germany	23,146	34.7	24,527	33.4
United States	14,609	21.9	18,536	25.2
Rest of World	11,027	16.6	10,748	14.6

Total	66,637	100.0	73,497	100.0

     Total net sales decreased by € 6.9 million or 9.3% from € 73.5 million in the six months ended June 30, 2002 to € 66.6 million in the six months ended June 30, 2003. The major part of the sales decrease amounting to € 3.9 million was recorded in the U.S. and is primarily due to the weakness of the U.S. dollar against the euro. The adversely impact accounted for € 3.4 million and reflects 49.1% of the decrease in the total net sales revenue.

     Sales in Germany decreased by € 1.8 million or 9.3% from € 19.7 million in the first half year 2002 to € 17.9 million in the first half year 2003. Also in Europe (excluding Germany) a decrease in net sales by € 1.4 million from € 24.5 million in the first six months of 2002 to € 23.1 million in the first six months of 2003 was recorded. However, sales in the rest of world increased slightly by € 0.3 million in the respective periods.

     In most of the Company’s product groups decreased sales were accounted. Turbo pump sales decreased by € 3.2 million from € 27.9 million in the six months ended June 30, 2002 to € 24.7 million in the respective period in 2003. Sales in fore vacuum pumps decreased by € 1.1 million, sales in vacuum instrument and vacuum components decreased by € 2.8 million, partly offset by increased sales in systems by € 0.8 million. Additionally, in the six month period ended June 30, 2003 a decline in service revenue by € 0.5 million was recorded, contrary the trend in prior periods.

     The Company was not able to withdraw the worldwide negative trends characterized by a slowdown in the economy, dropping sales and increasing or stagnating costs.

Order-intake and Order-backlog

     Orders received decreased by € 5.3 million or 7.1%, from € 74.8 million in the six months ended June 30, 2002 to € 69.5 million in the six months ended June 30, 2003. Approximately € 3.6 million (or 67.9%) of this decrease are due to an adversely impact of exchange rate differences between the strong euro against the U.S. dollar.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

     The Company’s backlog shows a decrease in the comparative periods by € 4.0 million or 14.3%, from € 27.9 million to € 23.9 million for the periods ended June 30, 2002 and 2003, respectively. The changes in the exchange rates of the strong euro against the U.S. dollar accounted for approximately € 0.6 million and effected the backlog amounts negatively.

     Contracts are included in backlog only if they represent firm orders and include firm shipping schedules. The backlog position at any particular time should not be construed to represent future levels of sales and orders generally.

Gross Profit

     Gross profit decreased by € 4.8 million or 14.7% from € 33.1 million in the six months ended June 30, 2002 to € 28.3 million in the six months ended June 30, 2003. Gross profit as a percentage of net sales (“gross margin”) decreased from 45.1% to 42.4% in the respective periods. Declining sales and rising cost of sales led to the lower margin in the period ended June 30, 2003. An essential part of this decrease is due to negative exchange rate differences between the strong euro against the U.S. dollar and accounted for approximately € 2.6 million. Additionally the slightly declining in the plant utilization rate due to the weakening of the economy led to a lower gross profit.

Selling and Marketing Expenses

     Selling and marketing expenses decreased by € 0.9 million from € 11.3 million in the first half year 2002 to € 10.4 million in the first half year 2003. The manpower of the sales and marketing force decreased by 11.1% and led to a decrease in selling and marketing expenses. As a percentage of sales, selling and marketing expenses increased slightly from 15.4% to 15.5%. The increase in the percentage of sales is primarily due to lower net sales revenues.

General and Administrative Expenses

     General and administrative expenses amount to € 6.3 million in the six months ended June 30, 2003 and increased by € 0.6 million from € 5.7 million in the prior year’s period. As a percentage of sales, general and administrative expenses increased from 7.7% in 2002 to 9.4% in 2003. The general and administrative expenses in the six months ended June 30, 2003 turned back to the normal level. The Company payed within the second quarter 2002 employees profit sharings/benefits which were lower than the estimated and accrued amounts, due to its economic situation. The retransfer of the provisions led to a positive effect.

Research and Development

     Research and development expenses decreased from € 5.0 million in the period ended June 30, 2002 to € 4.8 million in 2003. Due to the lower net sales revenue in 2003, the percentage of sales was 6.9% in 2002 and increased to 7.2% in 2003. Nevertheless, the Company depends to a significant extent on continuing technological advances in vacuum pump design and manufacturing and has invested in the needs of future markets, improving its market position and entering new markets. The Company has also been investing in products to be used in the manufacturing of prerecorded and rewritable DVDs (coating under vacuum). It expects research and development expenses in future will correspond to the current level, approximately. The Company expenses all research and development costs as they are incurred.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Operating Profit

     Operating profit decreased significantly by € 4.0 million or 45.5% from € 8.7 million in the six months ended June 30, 2002 to € 4.7 million in the six months ended June 30, 2003. As a percentage of sales, the operating profit decreased from 11.8% to 7.1%, as the result of the factors discussed above. The operating profit is also burdened with a negative effect of the exchange rate changes due to the strong euro against the U.S. dollar amounting to approximately € 1.8 million or 45.5% of the total decrease in operating profit.

Interest income and interest expense

     The interest income and expense in the six months ended June 30, 2003 are flat to the prior year. In June 2003 the Company repaid the loan of Kreditanstalt für Wiederaufbau totaling approximately € 9.0 million, using its high cash position.

Foreign exchange gain/loss

     The Company recorded in the six month period 2002 foreign exchange losses amounting to € 0.2 million and in the six month period 2003 foreign exchange gains amounting to € 1.4 million. According to U.S. GAAP unrealised exchange gains amounting to € 0.8 million are included in 2003, due to the strengthening of the euro against the U.S. dollar.

Income Tax Expense

     In the item “Income Tax Expense” (page 16) the Company defined the effects of the new German tax legislation.

     The claim of the tax reimbursement for the dividend payment to the shareholders for the year 2002, paid in June 2003, is invalidated. The Company has to expense an amount of approximately € 0.9 million corporation tax within the year 2003. Consequently, the effective tax rate of the first half year of 2003 is burdened with this records and increased to 47.0%. The effective tax rate for the six month period ended June 30, 2002 was 39.0%.

Net Income

     Net income decreased by € 2.0 million, or 35.5% from € 5.6 million in the six months ended June 30, 2002 to € 3.6 million in the six months ended June 30, 2003, primarily as a result of the factors discussed above.

     Net income per Ordinary Share and ADR was € 0.41 (basic) and € 0.41 (diluted) in the six months ended June 30, 2003 compared to € 0.64 (basic) as well as € 0.64 (diluted) in the six months ended June 30, 2002.

Liquidity and Capital Resources

     The Company’s business continues to generate sufficient cash to fund its operations, including its working capital and capital expenditure requirements. In the six months ended June 30, 2003 net cash provided by operating activities totaled € 12.5 million as compared to € 5.9 million for the same period in the prior year.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

     The increase in net cash provided by operating activities is primarily due to a decrease in trade accounts receivable, an increase in trade accounts payable to the normal level and the payment of income tax liabilities, offset by the decreased net income of the Company.

     The Company’s use of cash in investing activities decreased by € 3.4 million, primarily due to the purchase of selected assets (€ 2.4 million) in the prior year, and lower capital expenditures (€ 0.5 million) in 2003.

     The investments have been financed by the Company’s cash reserves.

     The increase in cash flow used by financing activities, amounting to approximately € 9.2 million, is primarily a result of the the repayment of the long-term debt totaling € 9.0 million. The Company used its high cash position, to repay its loan due to Kreditanstalt für Wiederaufbau. Additionally the Company started a share buy back program. The treasury stock accounted for approximately € 0.8 million and included the buy back of 35.626 non par value ordinary shares of the Company.

     The Company paid in June 2003 dividends to its shareholders amounting to € 4,902,785.44 for the fiscal year 2002.

     The Company had no long-term debt as at June 30, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

August 1, 2003

PFEIFFER VACUUM TECHNOLOGY AG

by: /s/ Wolfgang Dondorf

Wolfgang Dondorf
Chief Executive Officer

by: /s/ Amandus Waterkamp

Amandus Waterkamp
Chief Financial Officer

I, Wolfgang Dondorf, certify that:

1.	I have reviewed this annual report on Form 6-K of Pfeiffer Vacuum Technology AG;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial conditions, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days to the filing date of this annual report (the Evaluation Date”); and

c)	presented this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation date;

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weakness in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weakness.

August 1, 2003

By: /s/ Wolfgang Dondorf

Wolfgang Dondorf
Chief Executive Officer

I, Amandus Waterkamp, certify that:

1.	I have reviewed this annual report on Form 6-K of Pfeiffer Vacuum Technology AG;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial conditions, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days to the filing date of this annual report (the Evaluation Date”); and

c)	presented this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation date;

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weakness in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weakness.

August 1, 2003

By: /s/ Amandus Waterkamp

Amandus Waterkamp
Chief Financial Officer